EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS





                             Three Months Ended        Twelve Months Ended
                             April 29    April 30      April 29     April 30
                               1995        1994          1995         1994

Average shares outstanding 113,045,656 112,991,719    113,012,890  112,859,235
Net effect of dilutive
 stock options based on
 the treasury stock method
 using average market price          0       9,716         12,163       28,802

Total                      113,045,656 113,001,435    113,025,053  112,888,037




Net Income                 $48,379,000 $48,306,000   $251,863,000 $241,267,000
Less preferred dividends        (5,500)     (5,500)       (22,000)     (22,000)

Net income available to
 common shares             $48,373,500 $48,300,500   $251,841,000 $241,245,000


Per share                        $0.43       $0.43          $2.23        $2.14


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